                                                           File Number 70-


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

DOMINION RESOURCES, INC.
120 Tredegar Street
Richmond, Virginia 23219

and its subsidiary companies:

VIRGINIA ELECTRIC AND POWER COMPANY
DOMINION ENERGY, INC.
CONSOLIDATED NATURAL GAS COMPANY
AND
VARIOUS SUBSIDIARIES OF VIRGINIA ELECTRIC AND POWER COMPANY,
 DOMINION ENERGY, INC. AND CONSOLIDATED NATURAL GAS COMPANY
 AS LISTED ON APPENDIX A


Dominion Resources, Inc., a registered
holding company, is the parent of the other parties


Names and addresses of agents for service:


JAMES F. STUTTS, Vice President
and General Counsel
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219


N. F. CHANDLER, Managing Counsel
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199



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TABLE OF CONTENTS

Item 1.  Description of Proposed Transaction.......................  3


  INTRODUCTION.....................................................  3

  GENERAL DESCRIPTION OF PROPOSED AUTHORIZATIONS...................  4

  NONUTILITY BUSINESSES............................................  6

    A.  Current Nonutility Businesses in the Dominion System.......  6

    B.  Products and Services Could Be Offered by any
        Nonutility Company in the Dominion System..................  6

	  	 1.  Products and Services Offered by CNG Products
            and Services, Inc......................................  7

	  	 2.  Products and Services Authorized for Other
            Registered Systems.....................................  9

	  	 3.  New Products and Services.............................. 11

    C.  Relationship between Products and Services and Rule 58..... 12

    D.  Real Estate Activities..................................... 13

  RESTRUCTURING OF NONUTILITY BUSINESSES........................... 15

  FINANCING........................................................ 17

  RULE 53 SATISFIED................................................ 18

  RULE 24 CERTIFICATES............................................. 19


Item 2.  Fees, Commissions and Expenses ........................... 20

Item 3.  Applicable Statutory Provisions .......................... 21

Item 4.  Regulatory Approval ...................................... 22

Item 5.  Procedure ................................................ 22

Item 6.  Exhibits and Financial Statements ........................ 23

Item 7.  Information as to Environmental Effects .................. 23

   APPENDIX A......................................................... 25







       3                                              File Number 70-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


Item 1. Description of Proposed Transaction
        ___________________________________

INTRODUCTION

	Dominion Resources, Inc. ("Dominion") is a Virginia corporation and a public utility holding company registered as such under the Public Utility Holding Company Act of 1935 ("Act"). It is engaged in the business of owning and holding outstanding securities of its subsidiaries. These subsidiary companies are engaged in the energy business, principally in retail electricity and natural gas sales, electric and gas distribution, wholesale natural gas and electricity sales, interstate gas transportation, natural gas exploration and production activities, and electric generation.

	The principal subsidiaries of Dominion are Virginia Electric and Power Company ("Virginia Power"), a regulated public utility engaged in the generating, transmission, distribution and sale of electric energy in
Virginia and northeastern North Carolina, and Consolidated Natural Gas
Company ("CNG"), a producer, transporter and retail marketer of natural gas serving customers in Pennsylvania, Ohio, Virginia, New York and other cities focused in the Northeast and Mid-Atlantic regions of the United States.
Other major subsidiaries of Dominion are Dominion Energy, Inc. ("DEI"), its independent power and natural gas subsidiary, and Dominion Capital, Inc.(1),
_______________
(1) Dominion is required to dispose of Dominion Capital, Inc. ("DCI") pursuant to the Merger Order as defined further herein. Dominion in preparing to sell DCI may cause nonutility components of DCI to be combined or separated. Such activities are deemed part of the disposition process and accordingly covered by the December 15, 1999 order. Thus DCI is not a party to this proceeding.

its diversified financial services company. Dominion and all of its subsidiaries which are applicants in this Application, or which may be formed by Dominion and its subsidiaries to engage in nonutility businesses in the future, are referred to herein as the "Dominion System."

	On January 28, 2000, Consolidated Natural Gas Company ("Old CNG"), a registered holding company under the Act, was merged (the "Merger") into CNG, a wholly-owned subsidiary of Dominion at that time called "New DRI Sub II", pursuant to the authorization in order of the Securities and Exchange Commission ("Commission") dated December 15, 1999, HCAR No. 27113, SEC File No. 70-9477 ("Merger Order"). CNG, the surviving corporation in the Merger, was renamed "Consolidated Natural Gas Company". Dominion became a registered holding company under the Act following the Merger.

	CNG, pursuant to the Merger, succeeded to all the assets, liabilities and equity of Old CNG. Commission order dated December 15, 1999, HCAR No. 27112, SEC File No. 70-9517, authorized various financings of Dominion and its subsidiaries for the period from the closing date of the Merger through January 28, 2003.

GENERAL DESCRIPTION OF PROPOSED AUTHORIZATIONS

	A continuing comparison of the authorizations granted in the above Commission orders with Dominion's plans for combining and reorganizing parts of the Dominion System as a result of the Merger, and the desire of Dominion to further streamline its business practices in the near and intermediate future, has led to the conclusion that some additional authorizations under the Act are needed. It is the purpose of this application-declaration ("Application") to obtain authorization, through June 30, 2005, (i) to engage in enumerated nonutility business activities, many of which are energy-related but not covered by Rule 58, (ii) to engage in such activities in nonutility companies anywhere in the Dominion System, including newly formed companies, and (iii) to restructure nonutility business components anywhere within the Dominion System, without the need for any additional prior Commission order.

	This Application seeks to combine into one omnibus-type authorization the many earlier authorizations granted by the Commission to various registered holding company systems with respect to the above matters, while at the same time allowing maximum business flexibility as to the location of nonutility activities within the Dominion System. Such would allow the companies in the Dominion System to conduct their business in a more expeditious manner with minimum regulatory cost and delay attributable to being a registered holding company system under the Act. This is important to Dominion as it must compete in many major areas of its business with large, well-financed companies which either are not subject to the jurisdiction of the Act or, if so subject, have earlier obtained similar authorizations under the Act. Such competitors do not have the regulatory hurdles Dominion now has, particularly in terms of the cost and time needed to obtain further individual authorizations under the Act to engage in energy-related nonutility businesses.

	In addition, The Division of Investment Management in its June 1995 study entitled "The Regulation of Public-Utility Holding Companies," recommended that the Commission seek to streamline regulation.
Implementation of the proposals made herein would eliminate the need for subsequent filings which, while largely a matter of form, would represent additional demands on the Commission's resources.

NONUTILITY BUSINESSES

   A.	Current Nonutility Businesses in the Dominion System

	The Merger Order states that the Commission has examined the various nonutility interests of Dominion and found that all of Dominion's nonutility interests, except Dominion Capital, Inc., meet the statutory requirements for ownership. The Merger Order further notes that all of CNG's nonutility subsidiaries comply with Section 11(b) of the Act, and Dominion may acquire and retain these interests. A table showing the companies in the Dominion System that are now engaged in nonutility activities, together with a description of type of nonutility business in which they engage, is set forth in Dominion's response to Item 4 of its registration statement on Form U5B filed with the Commission on April 27, 2000(2)




______________
(2) The list is incorporated by reference. The only companies listed in the Form U5B which are engaged in utility businesses and are thus not nonutility companies are Dominion's five utility companies: Virginia Electric and Power Company, The East Ohio Gas Company, The Peoples
Natural Gas Company, Hope Gas, Inc. and Virginia Natural Gas, Inc.

	B. Products and Services Could Be Offered By Any Nonutility Company in the Dominion System

	Request is made for authorization for any nonutility company in the Dominion System to engage in offering and selling to nonaffiliates the types of products and services which the Commission has previously authorized under the Act or for which authorization is sought herein. These products and services would for the most part be offered to nonaffiliated utilities and utility customers including customers of utility companies in the Dominion System.

	Dominion will not seek recovery through higher rates to customers of the utility subsidiaries to compensate it for any losses or inadequate returns it may sustain from the proposed sale of products and services. No associate company will engage in any of the proposed activities if the effect would be to cause such company to become a public utility company within the meaning of the Act.

	 1.  Products and Services Offered by CNG Products and Services, Inc.

	CNG Products and Services, Inc., ("CNGPS") a wholly-owned subsidiary of CNG, is already authorized under two earlier Commission orders in the proceeding under File No. 70-8577 to offer a variety of products and services. CNGPS would continue to offer these products and services under an order granted in this proceeding, and request is made for authority for other nonutility companies in the Dominion System to also offer such products and services. The products and services currently authorized for CNGPS are as follows.

	CNGPS was authorized to offer and sell the following products and services by Commission order dated August 28, 1995, HCAR No. 26363:


Repair of customer gas service lines
Extended appliance service warranty
Bill payment protection
Routine furnace inspection and repair
Annual inspection, maintenance or replacement of any
  appliance
Centralized bill payment center
Energy audits for institutional customers with turn-key
  service package
Propane services in areas where natural gas is not
  available
Installation of gas-fired turbines for on-site electric
  generation
Pipeline maintenance, construction and managerial support for others

	CNGPS was authorized to offer and sell additional products and services by Commission order dated August 27, 1997, HCAR No. 26363, as follows:


Sale and installation of (i) energy-related equipment, including appliances, and (ii) products to promote safe energy use, energy monitoring devices, demand-side management devices, and other similar devices
Safety inspection and repair services to detect and correct
  problems such as carbon monoxide leaks and faulty wiring
Enhanced electronic measurement and billing services, such as the ability to use a phone or a computer to determine an energy bill, or the ability to monitor energy consumption, prices or fuel-switching opportunities
Bill insert and automated meter-reading consulting services
Expanded service line maintenance program covering any type of gas or electric service line, wire or pipe owned by a customer
Financing, or brokering of third-party financing for, customers to facilitate purchases of energy-related equipment
Products and services incidental to those authorized in the
  proceedings at File No. 70-8577
	The two orders CNGPS received now expire January 28, 2003.

	2.  Products and Services Authorized for Other Registered Systems

	The Commission has authorized a variety of energy-related nonutility products and services to be offered by registered systems other than Dominion under the Act. Request is made for any nonutility company in the Dominion System to also offer these products and services.

	The following table shows the specific types of products and services authorized for non-Dominion systems that would be offered pursuant to this proceeding, the release number and date of the Commission order authorizing the product or service, and the non-Dominion registered holding company system receiving the order.


          Products or Services

HCAR
Number

Date of
 Order

Recipient

Energy management and demand side
management services; equity investments in
energy efficiency and conservation assets;
customer financing through the form of
capitalized leases, operating leases, tax
exempt financing, promissory notes, or
conditional sales contracts
26221
1/25/95

The
Southern
Company

Meter reading, billing and collecting
services provided to nonsystem electric, gas water and other nonsystem utilities

26639

1/2/97

Appalachian
Power
Company, et
al.

Leasing of electric substations to
industrial customers who obtain power from a system electric utility company

26748

8/1/97

New Century
Energies,
Inc.

Providing of railcar services from system facilities used to service system railcars.


26748

8/1/97

New Century
Energies,
Inc.
Providing of relay testing services for
customers, leasing or selling of surge
protection equipment as well as
installing, owning and operating
photovoltaic cells and commercializing
other electrotechnologies
26748
8/1/97
New Century
Energies,
Inc.

          Products or Services
HCAR
Number
Date of
 Order

Recipient

Services involving the marketing, sale,
installation, operation and maintenance of
various products and services related to
both the business of energy management and
of demand-side management, including:
energy and efficiency audits; facility
design and process control and
enhancements; construction, installation,
monitoring and evaluation of energy
conservation programs; development and
review of architectural, structural and
engineering drawings for energy
efficiencies, design and specification of
energy consuming equipment
26868
5/6/98

Columbia
Energy
Group

Customer appreciation programs, including
prepaid phone cards or affinity credit
cards to promote customer good will
26868
5/6/98

Columbia
Energy
Group

Performance contracting services aimed at
assisting customers in realizing energy
and other resource efficiency goals.(3)
26868
5/6/98

Columbia
Energy
Group

Consulting services with respect to
energy-and gas-related matters, including
technology assessments, power factor
correction and harmonic mitigation
analysis, meter reading and repair, rate
schedule design and analysis,
environmental services, billing services,
information systems/data processing,
system planning, strategic planning,
finance, feasibility studies, and other or
similar or related services
26868
5/6/98

Columbia
Energy
Group


	 3.  New Products and Services

	In addition to the above products and services, Dominion seeks authority to offer products and services not previously authorized for CNGPS or other registered systems. These additional products and services also evolve out of the businesses currently being conducted by the Dominion

System, and can be regarded as a logical extension of the types of nonutility products and services previously authorized by the Commission(3). These previously unauthorized products and services are as follows.

Whole house surge protection
Sale, leasing, installation and warranties concerning back-up and portable generators and transfer switches
Automatic outage notifications
Substation construction, leasing and maintenance
Coal procurement and use of coalcar leases to deliver coal for system utilities and for unrelated third parties
Consulting and management services with respect to nuclear plants, power and natural gas transmission and distribution, and engineering relating to the foregoing
Installing, repairing and maintaining underground pipelines used in gas and water distribution systems
Utility locating and marking services
Any products and services that are similar, incidental or related to those listed in this Application.

   C.  Relationship Between Products and Services and Rule 58

	Rule 58 was adopted by the Commission in an order dated February 14, 1997, HCAR No. 26667, pursuant to the authority granted in Section 9(c)(3) of the Act. Rule 58 exempts from Section 9(a) of the Act investments in certain nonutility companies. A registered holding company, or a subsidiary thereof, can acquire the securities of an energy-related company as defined in the rule. After giving effect to any such acquisition, the aggregate investment by companies in the registered system in Rule 58 energy-related companies cannot exceed the greater of (i) $50 million or (ii) 15% of the consolidated capitalization of the registered holding company. An energy-
______________
(3) The "new" products and services are also deemed to be energy-related.

related company is one which derives substantially all of its revenues from one or more of 10 types of energy related activities as set forth in the rule.

	Request is made for authorization to engage in the businesses described above because either such activities (i) are not one of the 10 categories listed in Rule 58 for an energy-related company under the rule, or (ii) the optimum location for a business is in an entity which cannot qualify as a Rule 58 company because a substantial portion of its revenues come from activities other than Rule 58 ones. It may be desirable to combine into one unit several related businesses, only one or more of which may entail Rule 58 activities, for ease and lower cost of administration. If investment is to be made in a business unit which will engage only in Rule 58 activities, such investment will be made pursuant to Rule 58.

D.  Real Estate Activities

	From time to time various companies in the Dominion System my determine that real estate which they own and which is not in rate base is not being used as profitably as it could. In order to derive further value from such real estate, authority is requested for the owner of such real estate to lease, sell or otherwise market its excess or unwanted real estate and to facilitate the exploitation of resources contained on or in real estate.

	Request is further made to either designate an already existing nonutility company or to form one or more new companies to centralize the real estate activities of the Dominion System. Such a company ("RealCo") may act as agent for Dominion System companies, manage the real estate portfolio of Dominion and its associate companies, market excess or unwanted real estate and facilitate the exploitation of resources on or in system real estate. The net proceeds realized from any sale or from exploitation of resources thereon will be credited to the company that owns the subject asset. Services performed for associate companies by RealCo will be provided at cost in compliance with Rules 90 and 91. A Dominion company, including a RealCo, will not acquire any real estate in connection with it's activities under an authorization granted pursuant to this Application.

	An authorization to manage real estate similar to the one request in this proceeding was granted to Allegheny Power System, Inc. by supplemental Commission order dated October 27, 1995, HCAR No. 26401, File No. 70-8411.

RESTRUCTURING OF NONUTILITY BUSINESSES

	Dominion requests authority, from time to time, to restructure its nonutility interests as may be appropriate to enable the Dominion System to effectively engage in its authorized nonutility activities. Such restructuring may involve the formation of new subsidiaries and the reincorporation of existing subsidiaries in a different state. A reincorporation could occur by merging an existing subsidiary with a successor incorporated in the desired state.

	For the most part, the Commission has heretofore granted nonutility authority on a subsidiary-specific basis. For administrative, cost-tracking or other reasons, Dominion may wish to restructure its nonutility operations from time to time. Such restructuring could include the consolidation of subsidiaries engaged in similar businesses under a subsidiary holding company, the spin-off of a portion of an existing business to another nonutility subsidiary, or simply the reincorporation of an existing company in a different state. The restructuring could also occur through the transfer of nonutility assets from one Dominion subsidiary to another, particularly when the two subsidiaries are in the same type of business. Thus oil and gas wells and leases might be transferred from Dominion Reserves, Inc. to Dominion Exploration & Production, Inc. to consolidate like assets in one company. These transactions would have no impact on public shareholders or on Dominion System public-utility companies or their ratepayers, but would otherwise still require individual Commission review and the issuance of an order. It would not appear to matter, from the standpoint of the Act, how various activities are allocated among Dominion's nonutility subsidiaries.

	At present, Dominion has express authority(4) to continue its authorized nonutility activities through already established subsidiaries and may have authority to establish additional subsidiaries to engage in such activities, but it lacks authority with respect to others. While Rule 58 obviates this problem with respect to companies permitted to be formed thereunder, Dominion seeks the ability to form new subsidiaries as needed to allow the Dominion System to engage effectively in its authorized nonutility activities, without the need to apply for or receive additional Commission approval. These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which Dominion, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. A similar authorization was granted to CNG by order dated January 15, 1997, HCAR No. 26647, and to National Fuel
Gas Company by order dated February 12, 1997, HCAR No. 2666. These subsidiaries would engage only in businesses to the extent the



_______________
(4) See HCAR No. 27112, December 15, 1999.

Dominion System is authorized, whether by statue, rule, regulation or order. Dominion does not seek to acquire an interest in any nonassociate company as part of the authority requested in this proceeding.

	The Commission has previously authorized somewhat similar reorganizations on a discrete basis to CNG by order dated April 22, 1996, HCAR No. 26509, File No. 70-8703, and to Cinergy Corporation by order dated March 1, 1999, HCAR No. 26984, File No. 70-9123. The Commission has granted authority to Columbia Energy Group to restructure nonutility interests in a manner as requested herein by order dated November 5, 1999, HCAR No. 27099, File No. 70-9491.


FINANCING


	Dominion will obtain funds for initial and subsequent investments in new subsidiaries that may be formed pursuant to the authorizations granted in this proceeding from internally generated funds and/or the proceeds of otherwise authorized financing transactions. Should Dominion provide funds to its new subsidiaries which are then applied to (i) investments in Rule 58 companies, the amount of such funds will be included in Dominion's "aggregate investment" as calculated pursuant to Rule 58, or (ii) investments in authorized companies, such investments will conform to applicable rules under the Act, including Rule 52 and 45(b)(4), and applicable terms and conditions of any relevant Commission orders.


RULE 53 SATISFIED


	Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") (as defined in Sections 32 and 33 of the Act, respectively), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. Dominion believes that Rule 53(a), (b) and (c) are satisfied in its case as follows.

	As a result of Dominion using purchase accounting in its acquisition of CNG, the outstanding balance of the retained earnings account of CNG, $1,597,687,000, as of January 28, 2000(the date of the Merger) was transferred to the capital stock account of CNG. Thus CNG's $1,545,664,000 in retained earnings as of December 31, 1999 is substantially emobdied in the $2,391,888,000 in common stock as of March 31, 2000. It is Dominion's position that for purposes of itself or CNG meeting the fifty percent of consolidated retained earnings test, the respective consolidated retained earnings accounts of Dominion and CNG be adjusted by adding to each the $1,597,687,000, as further adjusted by changes to CNG's retained earnings account since January 28, 2000. Dominion and CNG should not be denied the use of Rule 53 due to a technical accounting adjustment which does not change in any way the capital or financial strength of the companies. Based on such calculations, fifty percent of Dominion's retained earnings as of March 31, 2000 would be approximately $1.379 billion; Dominion's aggregate investment (as defined in Rule 53(a)(l)(i)) in EWGs and FUCOs as of March 31, 2000 was approximately $1.273 billion(5), thereby satisfying Rule 53(a)(l).

	Dominion and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2).
In addition, the books and records of each such entity are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Dominion undertakes to provide the SEC access to such books and records and financial statements as it may request. Less than 2% of the employees of Dominion's domestic public-utility companies render services, directly or indirectly, to the EWGs or FUCOs in the Dominion System, thereby satisfying Rule 53(a)(3).
_______________

(5) The calculation is as follows:

	Investment in EWGs           $  960.9 million
	Investments in FUCOs            311.7 million
	                             ________________
	Total EWGs and FUCOs         $1,272.6 million
	                             ================

Copies of filings under the Act have been sent to the state regulators pursuant to Rule 53(2)(4). None of the conditions described in Rule 53(b) exist with respect to Dominion, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

RULE 24 CERTIFICATES

	It is also requested that Rule 24 Certificates of Notification be filed by Dominion within 60 days after the end of each quarterly calendar period to report to the Commission with respect to transactions authorized pursuant to this filing. Such certificates shall contain the following information for the quarter:

	1.	A general description of new companies, or divisions of existing companies, formed under the authorizations granted herein and the nonutility businesses in which they will be engaged.

	2.	A description of any restructuring of nonutility components in the Dominion System pursuant to the authorizations granted herein if not covered in the report under 1. above.

	3. A balance sheet and income statement for a company or division engaged in offering and selling products and services pursuant to authorization granted in this proceeding if the annual revenues of such company or division exceeds $10 million or its annual net income or loss exceeds $2 million.

	The above information may be reported as a separate section in the quarterly Rule 24 Certificates of Notification filed by Dominion under File No. 70-9517.


Item 2.  Fees, Commissions and Expenses
         ______________________________

	It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Dominion System companies in connection with the herein proposed transaction will not exceed $25,000, consisting of $20,000 payable to Dominion Resources Services, Inc. or Consolidated Natural Gas Service Company, Inc. ("Service Companies") for services on a cost basis (including regularly employed counsel) for the preparation of this application-declaration and other documents, and $5,000 for miscellaneous other expenses.

Item 3.  Applicable Statutory Provisions
         _______________________________

	The proposed transactions concerning nonutility activities within the Dominion System is subject to the following sections and rules under the Act.

Sections 6(a) and 7


Issuance of securities in connection
with the organization of new
companies or the transfer of
securities in connection with entry
into products and services, realty
and restructuring activities


Sections 9(a) and 10
Acquisition of securities of a newly
organized or existing Dominion
subsidiary connection with entry into
products and services, realty and
restructuring activities

Section 12(c)

Acquisition, retirement and
redemptions of securities of Dominion
subsidiaries in connection with entry
into products and services, realty
and restructuring activities

Rules 42, 43 and 45

Acquisitions, retirements, and
redemptions of securities by the
issuer, sales of securities to
associate companies, and capital
contributions to associates
connection with entry into products
and services, realty and
restructuring activities

Rules 52 and 58

Intrasystem financing of nonutility
associates and the formation of
certain new nonutility subsidiaries
in connection with entry into
products and services, realty and
restructuring activities

	If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act for Rule or Regulation other than those cited herein above, such authorization, approval or exemption is hereby requested.

Item 4. Regulatory Approval
        ___________________

	The authorizations sought herein is not subject to the jurisdiction of any State or Federal Commission (other than the Commission), except that moving of nonutility operations out from under a Dominion utility-company may require prior state utility commission approval. Request is made for retention of jurisdiction over a transaction requiring such state commission approval pending completion of the record.


Item 5.  Procedure
         _________

	Given the pressing competitive conditions, it is hereby requested that the Commission issue its order with respect to the transaction proposed herein as soon as possible, but in any event on or before September 1, 2000.

	It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The office of the Division of Investment Management - Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements
         _________________________________


	The following exhibits and financial statements are made a part of this statement:

	(a)  Exhibits

	F      Opinion of counsel.
		  (To be filed by amendment)

	O      Draft of Notice.


	(b)  Financial Statements

	Financial statements are deemed unnecessary with respect to the authorizations herein sought due to the nature of the matter proposed. However, Dominion will furnish any financial information that the Commission shall request.



Item 7.  Information as to Environmental Effects
         _______________________________________


	The proposed financing transactions do not involve major federal action having a significant effect on the human environment.


	No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

SIGNATURE



	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



DOMINION RESOURCES, INC.

By  James F. Stutts
    Vice President and
    General Counsel


VIRGINIA ELECTRIC AND POWER COMPANY
DOMINION ENERGY, INC.
CONSOLIDATED NATURAL GAS COMPANY
SUBSIDIARIES OF VIRGINIA ELECTRIC AND POWER
  COMPANY, DOMINION RESOURCES, INC., AND
  CONSOLIDATED NATURAL GAS COMPANY
  LISTED ON APPENDIX A

By  N. F. Chandler
    Their Attorney



Date:  May 17, 2000

											APPENDIX A

DIRECT OR INDIRECT NONUTILITY SUBSIDIARIES OF
VIRGINIA ELECTRIC POWER COMPANY,
DOMINION ENERGY, INC., DOMINION CAPITAL, INC. AND
CONSOLIDATED NATURAL GAS COMPANY
WHICH ARE CO-APPLICANTS IN THIS PROCEEDING


Subsidiaries of Virginia Electric Power Company:

Virginia Power Fuel Corporation
VPS Communications, Inc.
Virginia Power Services, Inc.
Evantage, Inc.
VP Property, Inc.
Virginia Power Energy Marketing, Inc.
Virginia Power Services Energy Corp., Inc.
Virginia Power Nuclear Services Company

Subsidiaries of Dominion Energy, Inc.:

DEI Canada Holding Company Inc.
Dominion Energy Canada, Ltd.
Dominion Black Warrior Basin, Inc.
Dominion Elwood, Inc.
Dominion Elwood Marketing, Inc.
Dominion Energy Construction Company
Dominion Kincaid, Inc.
Dominion Reserves, Inc.
Dominion Reserves-Utah, Inc.
Dominion Storage, Inc.
Luz Solar Partners Ltd., VII L.P.
Niton US, Inc.
Carthage Energy Services, Inc.
Phoenix Dominion Energy, LLC
Various special purpose subsidiaries of the above

Subsidiaries of Consolidated Natural Gas Company:

The East Ohio Gas Company
The Peoples Natural Gas Company
Hope Gas, Inc.
Dominion Transmission, Inc. (formerly called CNG transmisson Corporation) Dominion Field Services, Inc.
Dominion Exploration & Production, Inc. (formerly called CNG Producing
  Company
CNG Pipeline Company
CNG Iroquois, Inc.
CNG Power Services Corporation
CNG Main Pass Gas Gathering Corporation
CNG Oil Gathering Corporation
CNG Power Company
CNG Market Center Services, Inc.

CNG Products and Services, Inc.
CNG Retail Services Corporation
   CNG International Corporation
   Various special purpose subsidiaires of the above